SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Woori Finance Holdings’ Key Financial Performance Figures for the Second Quarter of 2007

The preliminary financial performance figures for Woori Finance Holdings for the six-month period ended on June 30, 2007 on a consolidated basis are as follows.

1.	Key Earnings Figures

(Units: millions of KRW, %)

Item		2Q 2007	1Q 2007	Change	2Q 2006	Change
Operating Revenue	2Q	5,633,380	6,043,558	-6.79%	5,148,144	9.43%
	Cumulative Basis	11,676,938	6,043,558	—	9,894,129	18.02%
Operating Profit	2Q	895,592	1,276,585	-29.84%	855,066	4.74%
	Cumulative Basis	2,172,177	1,276,585	—	1,475,010	47.27%
Income Before Income Tax Expense	2Q	908,324	1,272,110	-28.60%	861,344	5.45%
	Cumulative Basis	2,180,434	1,272,110	—	1,491,508	46.19%
Net Income	2Q	617,324	887,022	-30.40%	564,413	9.37%
	Cumulative Basis	1,504,346	887,022	—	1,004,520	49.76%

The figures above are subject to adjustment as they are interim numbers and have not been reviewed by our independent auditors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: August 1, 2007	By:	/s/ Byung-Ho Park
(Signature)

Name: Byung-Ho Park
Title: Director

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